INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
(in thousands, except share and per share amounts)		
Assets		
Cash and cash equivalents	**$265,782**	$490,097
Short-term investments	**---**	15,927
Total cash and short-term investments	**265,782**	506,024
Accounts receivable, net	**150,927**	152,187
Inventories, net	**15,443**	19,397
Other current assets	**37,673**	39,795
Total current assets	**469,825**	717,403
Investments in affiliates	**9,499**	20,700
Capitalized software development costs, net	**29,520**	29,830
Other assets, net	**12,500**	16,889
Property, plant, and equipment, net	**51,099**	50,818
Total Assets	**$572,443**	$835,640
Liabilities and Shareholders' Equity		
Trade accounts payable	**$ 23,052**	$ 17,850
Accrued compensation	**38,781**	31,541
Other accrued expenses	**40,855**	35,730
Billings in excess of sales	**48,711**	43,908
Income taxes payable	**27,177**	67,477
Short-term debt	**---**	169
Total current liabilities	**178,576**	196,675
Deferred income taxes	**13,465**	16,260
Other noncurrent liabilities	**548**	995
Total noncurrent liabilities	**14,013**	17,255
Shareholders' equity:		
Common stock, par value $0.10 per share - 100,000,000 shares authorized; 57,361,362 shares issued	**5,736**	5,736
Additional paid-in capital	**201,240**	206,888
Deferred compensation	**(1,552)**	---
Retained earnings	**609,227**	586,020
Accumulated other comprehensive income (loss)	**12,790**	(659)
	827,441	797,985
Less - cost of treasury shares (21,259,223 at December 31, 2003, and 11,198,767 at December 31, 2002)	**(447,587)**	(176,275)
Total shareholders' equity	**379,854**	621,710
Total Liabilities and Shareholders' Equity	**$572,443**	$835,640

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2003	2002	2001
(in thousands, except per share amounts)			
Revenues			
Systems	$297,972	$287,899	$301,483
Maintenance	131,099	121,513	125,305
Services	98,191	91,665	105,273
Total revenues	527,262	501,077	532,061
Cost of revenues			
Systems	150,857	146,525	153,790
Maintenance	49,173	55,162	66,367
Services	74,047	65,550	78,578
Total cost of revenues	274,077	267,237	298,735
Gross profit	253,185	233,840	233,326
Product development	58,958	50,669	53,892
Sales and marketing	101,393	96,689	96,258
General and administrative	74,330	69,945	71,467
Restructuring charges (credits)	3,952	2,106	(384)
Income from operations	14,552	14,431	12,093
Intellectual property income (expense), net	5,784	434,471	(4,006)
Gains on sales of assets	3,421	17,214	11,243
Interest income	6,588	6,886	7,427
Other income (expense), net	(2,128)	(3,830)	2,161
Income before income taxes and minority interest	28,217	469,172	28,918
Income tax expense	(5,010)	(91,135)	(8,500)
Income before minority interest	23,207	378,037	20,418
Minority interest in earnings of consolidated subsidiaries	---	(285)	(476)
Net income	$23,207	$377,752	$19,942
Net income per share - basic	$ 0.51	$ 7.87	$ 0.40
- diluted	$ 0.49	$ 7.47	$ 0.39
Weighted average shares outstanding - basic	45,549	47,991	49,578
- diluted	47,583	50,536	51,620

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003	2002	2001
(in thousands)			
Cash Provided By (Used For)			
Operating Activities:			
Net income	**$ 23,207**	$ 377,752	$ 19,942
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	**8,206**	9,677	11,917
Amortization	**17,503**	15,535	14,307
Non-cash portion of restructuring charges	**3,520**	2,069	---
Provision for losses on accounts receivable	**2,662**	3,851	1,348
Gains on sales of assets	**(3,421)**	(17,214)	(11,243)
Income taxes payable	**(40,175)**	57,872	(1,328)
Noncurrent portion of deferred income taxes	**(2,798)**	13,695	(4,043)
Net changes in other assets and liabilities	**25,606**	(3,677)	(6,431)
Net cash provided by operating activities	**34,310**	459,560	24,469
Investing Activities:			
Net proceeds from sales of assets	**19,532**	35,168	12,934
Purchases of property, plant, and equipment	**(9,982)**	(10,713)	(9,675)
Purchases of short-term investments	**(34,089)**	(270,088)	(11,035)
Proceeds from short-term investments	**49,822**	266,654	---
Capitalized software development costs	**(10,033)**	(11,294)	(4,827)
Business acquisitions, net of cash acquired	**(2,030)**	(7,317)	(2,904)
Other	**482**	(2,398)	(2,025)
Net cash provided by (used for) investing activities	**13,702**	12	(17,532)
Financing Activities:			
Gross borrowings	**31**	81	1,653
Debt repayment	**(200)**	(3,655)	(28,518)
Treasury stock repurchase	**(290,670)**	(83,588)	(1,875)
Proceeds of employee stock purchases and exercises of stock options	**13,870**	12,389	3,818
Net cash used for financing activities	**(276,969)**	(74,773)	(24,922)
Effect of exchange rate changes on cash	**4,642**	5,525	(2,090)
Net increase (decrease) in cash and cash equivalents	**(224,315)**	390,324	(20,075)
Cash and cash equivalents at beginning of year	**490,097**	99,773	119,848
Cash and cash equivalents at end of year	**$ 265,782**	$ 490,097	$ 99,773

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
(in thousands, except share amounts							
Balance at January 1, 2001	$5,736	$214,079	$ ---	$188,326	$(15,931)	$(114,210)	$278,000
Comprehensive income:							
Net income				19,942			19,942
Other comprehensive loss:							
Foreign currency translation adjustments					(1,385)		(1,385)
Net unrealized holding losses on investments					(3,287)		(3,287)
Comprehensive income							15,270
Repurchase of 195,000 shares of treasury stock						(1,875)	(1,875)
Issuance of 147,780 shares under employee stock purchase plan		(746)				2,143	1,397
Issuance of 344,555 shares upon exercise of stock options		(2,585)				5,006	2,421
Balance at December 31, 2001	5,736	210,748	---	208,268	(20,603)	(108,936)	295,213
Comprehensive income:							
Net income				377,752			377,752
Other comprehensive income:							
Foreign currency translation adjustments					9,366		9,366
Net unrealized holding gains on investments					22,724		22,724
Reclassification adjustments for gains included in net income					(12,146)		(12,146)
Comprehensive income							397,696
Repurchase of 4,734,100 shares of treasury stock						(83,588)	(83,588)
Tax benefits related to stock option plans		4,283					4,283
Issuance of 107,806 shares under employee stock purchase plan		(115)				1,630	1,515
Issuance of 966,946 shares upon exercise of stock options		(8,028)				14,619	6,591
Balance at December 31, 2002	5,736	206,888	---	586,020	(659)	(176,275)	621,710
Comprehensive income:							
Net income				23,207			23,207
Other comprehensive income:							
Foreign currency translation adjustments					13,091		13,091
Net unrealized holding gains on investments					1,170		1,170
Reclassification adjustments for gains included in net income					(812)		(812)
Comprehensive income							36,656
Repurchase of 11,372,420 shares of treasury stock						(292,534)	(292,534)
Tax benefits related to stock option plans		5,180					5,180
Issuance of 79,580 shares under employee stock purchase plan		155				1,308	1,463
Issuance of 1,157,114 shares upon exercise of stock options		(11,480)				18,707	7,227
Issuance of 75,000 restricted stock awards		497	(1,704)			1,207	---
Amortization of deferred compensation			152				152
Balance at December 31, 2003	$5,736	$201,240	$(1,552)	$609,227	$12,790	$(447,587)	$379,854

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation ("the Company" or "Intergraph") and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from the resolution currently anticipated by management and on which the financial statements are based.

The Company's operations are divided for operational and management purposes into four separate business segments, along with a Corporate oversight function ("Corporate"): Intergraph Process, Power & Offshore ("PPO"), Intergraph Mapping and Geospatial Solutions ("IMGS"), Intergraph Solutions Group ("ISG"), and Intergraph Public Safety, Inc. ("IPS"). See Note 15 for a description of these business segments.

The Company's products are sold worldwide, with the United States and Europe representing approximately 83% of total revenues for 2003.

Cash Equivalents and Short-Term Investments: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market funds, commercial paper, and U.S. government securities. The Company limits the amount of credit exposure from any single issuer of securities. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and short-term investments approximate their fair value. For purposes of financial statement presentation, investments with original maturities of three months or less are considered to be cash equivalents, and investments with original maturities of greater than three months but less than a year are considered to be short-term investments.

The Company's investments in debt securities are stated at a carrying value which approximates fair value and any unrealized holding gains and losses are reported as a component of "Accumulated other comprehensive income (loss)" in the consolidated balance sheets. At December 31, 2003, and 2002, the Company held various debt securities maturing within three months or less with fair market values of approximately $173.9 million and $420.1 million, respectively. The Company had no debt securities with maturities greater than three months but less than a year at December 31, 2003, and approximately $15.9 million at December 31, 2002. Gross realized gains and losses on debt securities sold during the three-year period ended December 31, 2003, were not significant, and there were no significant unrealized holding gains or losses on debt securities at December 31, 2003, or 2002.

Inventories: Inventories are stated at the lower of average cost or market. The Company regularly estimates the degree of obsolescence in its inventories and provides inventory reserves on that basis. An inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations could adversely affect gross margin and results of operations. See Note 2 for a summary of inventory balances.

Other Current Assets: Other current assets reflected in the Company's consolidated balance sheets consist primarily of prepaid expenses, non-trade receivables, the current portion of notes receivable from sales of various non-core businesses and assets, refundable income taxes, and the Company's net current deferred tax asset. See Notes 11, 16, and 17 for a discussion of significant transactions affecting these components.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable.

The Company owned approximately 32% of Bentley Systems, Inc. ("BSI") at December 31, 2003. The Company does not account for its investment in BSI under the equity method due to a lack of significant influence. (See Notes 16 and 17 for further discussion of the Company's business relationship with BSI.) The book value of the Company's investment in BSI was approximately $9.2 million at December 31, 2003, and 2002. Since BSI is a closely-held company, the Company cannot readily determine the fair value of this investment.

Capitalized Software Development Costs: Product development costs are charged to expense as incurred; however, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized during the period from when technological feasibility of the product has been established until the product reaches the point of general availability. Such capitalized costs are amortized using the straight-line method over the estimated useful life of the project, which is typically a period of two to seven years. Amortization of these capitalized costs, included in "Cost of revenues - Systems" in the consolidated statements of income, amounted to $10.3 million in 2003, $5.8 million in 2002, and $4.2 million in 2001.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition. Should this occur, the net realizable value of capitalized development costs would decline, producing adverse effects on systems cost of revenues and results of operations. Due to net realizable value concerns, the Company did not capitalize product development expenses of $12.2 million, $10.5 million, and $8.6 million in 2003, 2002, and 2001, respectively, for costs normally eligible for capitalization. Accumulated amortization (net of certain fully amortized projects) in the consolidated balance sheets at December 31, 2003, and 2002, was $24.9 million and $14.6 million, respectively.

In 2000, the Company entered into a research and development services agreement to develop an advanced, next-generation shipbuilding software product for the design of commercial and military vessels. The agreement provided that the customer was responsible for the cost of development until software acceptance, which occurred in the second quarter of 2003. An amendment signed in 2002 included a commitment for the Company to spend $3 million on research and development services with the customer over a period of two years from the date of software acceptance. As of December 31, 2003, $1.2 million had been spent towards this commitment. In addition, per the 2002 amendment, the Company is obligated to purchase a prescribed amount of research and development services from the customer based on the amount of maintenance revenue received from the customer from the date of software acceptance until the end of the agreement. As of December 31, 2003, $1.7 million had been spent towards this commitment. The agreement terminates in October 2004, during which time the Company expects to spend an additional $2 million towards this commitment. Before software acceptance occurred, services revenues and costs related to the agreement totaled approximately $501,000 and $772,000 respectively, for 2003, $2.9 million and $1.8 million, respectively, for 2002, and $2.8 million and $1.9 million, respectively, for 2001. The amendment signed in late 2002 reduced the services rates charged by the Company by 50% resulting in costs being higher than revenues in 2003. Research and development expenses incurred prior to the agreement totaling approximately $9.7 million were capitalized and are included as a component of "Capitalized software development costs, net" in the consolidated balance sheets at December 31, 2003, and 2002. In April 2003, when software acceptance occurred, the Company began amortizing these costs over seven years.

Other Assets: Other assets reflected in the Company's consolidated balance sheets consist primarily of purchased software and intellectual property ("IP") rights (see Notes 4 and 17).

Property, Plant, and Equipment: Expenditures for property, plant, and equipment are capitalized at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. See Note 5 for a summary of property, plant, and equipment balances.

Other Noncurrent Liabilities: Other noncurrent liabilities reflected in the Company's consolidated balance sheets consist primarily of accruals for excess building space, a deferred gain on the sale and leaseback of a European office building, and the final payment due in January 2005 in connection with a business acquisition.

Minority Interest: Effective October 1, 2002, the Company purchased the 40% ownership interest in Z/I Imaging Corporation ("Z/I Imaging") held by Zeiss for approximately $6 million in cash and the transfer of certain reconnaissance camera assets. Since October 1, 2002, Z/I Imaging's assets, liabilities, and results of operations are included in the Company's consolidated financial statements as a component of the IMGS business segment. Zeiss' former minority interest in the earnings of this subsidiary is reflected as "Minority interest in earnings of consolidated subsidiaries" in the Company's consolidated statements of income.

Treasury Stock: Treasury stock is accounted for by the cost method. Treasury stock activity for the three-year period ended December 31, 2003, (consisting of stock option exercises, purchases of stock by employees under the Company's stock purchase plan, and the purchase of shares for the treasury) is presented in the consolidated statements of shareholders' equity.

During 2003, the Company purchased approximately 10 million shares of its common stock for $260.4 million via a modified Dutch auction tender offer completed in December 2003. During 2003, the Company's Board of Directors (the

"Board") increased the funding for the existing stock repurchase plan from $175 million to $250 million. The Board also extended the termination date for the program from December 31, 2004, to December 31, 2005. During 2003, 2002, and 2001, respectively, the Company purchased approximately 1.4 million, 4.7 million, and 195,000 shares for approximately $30.2 million during 2003 (excluding the modified Dutch auction tender offer), $83.6 million during 2002, and $1.9 million during 2001.

Revenue Recognition: The Company recognizes revenue in accordance with the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, SAB No. 104, *Revenue Recognition*, issued in December 2003, and the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*. SAB No. 101 and SOP No. 97-2 outline basic criteria that must be met prior to the recognition of revenue, including persuasive evidence of a sales arrangement, delivery of products and performance of services, a fixed and determinable sales price, and reasonable assurance of collection. For revenue recognition purposes, the Company considers persuasive evidence of a sales arrangement to be receipt of a signed contract or purchase order.

For systems sales with no significant post-shipment obligations, the Company recognizes revenues based upon estimated delivery times, generally less than five days after shipment, for the equipment and/or software shipped, with any post-shipment costs accrued at that time. Revenues on systems sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amounts of revenues to be earned under contracts accounted for by the percentage-of-completion method are generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of these contracts, which could delay revenue recognition and decrease the gross margin to be earned. Any losses identified in the review process are recognized in full in the period in which determined.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence ("VSOE"). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with the Company's revenue recognition policy for such element. If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts.

Maintenance and services are provided on both an as needed and long-term basis. Maintenance and services provided outside a maintenance contract are on an as requested basis and revenue is recognized as the services are provided. Revenue for maintenance and services provided on a long-term basis is recognized ratably over the terms of the contract.

Billings may not coincide with the recognition of revenue. Unbilled accounts receivable occur when revenue recognition precedes billing to the customer, and arise primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, and arise primarily from maintenance revenue billed in advance of performance of the maintenance activity and systems revenue recognized on the percentage-of-completion method. Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component of cost of revenues.

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's Canadian subsidiaries, a Japanese subsidiary, and all but one of the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in "Other income (expense), net" in the consolidated statements of income. Net exchange losses totaled $1.4 million in 2003 compared to a net exchange gain of $277,000 in 2002, and a net exchange loss of $1.5 million in 2001. Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into U.S. dollars are included as a component of "Accumulated other comprehensive income (loss)" in the consolidated balance sheets.

Stock-Based Compensation Plans: The Company maintains a stock purchase plan and three fixed stock option plans for the benefit of its employees and directors. Under the stock purchase plan, employees may purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

Under the fixed stock option plans, stock options may be granted to employees and directors at exercise prices that are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Compensation expense, equal to the difference in exercise price and fair market value on the date of grant, would be recognized over the vesting period for options if granted at less than fair market value.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* the Company has elected to apply Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three-year period ended December 31, 2003. Had the Company accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS No. 123, the Company's reported net income and income per share for each of the three years would have been impacted as indicated below. The effects of applying SFAS No. 123 on a pro forma basis for the three-year period ended December 31, 2003, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

Year Ended December 31,		*2003*	*2002*	*2001*
(in thousands, except per share amounts)				
Net income	As reported	**$23,207**	$377,752	$19,942
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards (net of income tax for 2002 and 2003)		**(1,530)**	(1,935)	(3,318)
	Pro forma	**$21,677**	$375,817	$16,624
Diluted income per share	As reported	**$ 0.49**	$ 7.47	$ 0.39
	Pro forma	**$ 0.46**	$ 7.44	$ 0.32

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities (see Note 11).

Net Income Per Share: Basic income per share is computed using the weighted average number of common shares outstanding. Diluted income per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive. For the years ended December 31, 2003, 2002, and 2001, these dilutive shares were 2,034,000, 2,545,000, and 2,042,000, respectively.

Comprehensive Income: Comprehensive income includes net income as well as all other non-owner changes in equity. With respect to the Company, such non-owner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive income or loss for each year in the three-year period ended December 31, 2003, is displayed in the consolidated statements of shareholders' equity and in Note 9.

Reclassifications: Certain reclassifications have been made to 2002 and 2001 amounts to provide comparability with the current-year presentation.

NOTE 2 -- INVENTORIES

Inventories at December 31, 2003, and 2002, are summarized as follows:

December 31,	2003	2002
(in thousands)		
Raw materials	$ 6,295	$ 7,011
Work-in-process	3,538	2,856
Finished goods	2,939	3,457
Service spares	2,671	6,073
Totals	$15,443	$19,397

Inventories on hand at December 31, 2003, and 2002, relate primarily to continuing specialized hardware assembly activity in the Company's IMGS and ISG business segments, and to the Company's continuing warranty and maintenance obligations on computer hardware previously sold.

Amounts currently reflected as work-in-process relate primarily to sales contracts accounted for under the percentage-of-completion method.

NOTE 3 -- ACCOUNTS RECEIVABLE

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. During the two years ended December 31, 2003, the Company experienced no significant losses related to trade receivables from individual customers or from groups of customers in any geographic area in any business segment.

Revenues from the U.S. government were approximately $137.1 million, $136.9 million, and $143 million in 2003, 2002, and 2001, respectively, representing approximately 26% of total revenue in 2003, and 27% of total revenue in 2002 and 2001. Accounts receivable from the U.S. government totaled approximately $23.5 million and $26.7 million at December 31, 2003, and 2002, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 83% of the Company's 2003 federal government revenue was earned under long-term contracts.

Accounts receivable include unbilled amounts of $42.8 million and $41.1 million at December 31, 2003, and 2002, respectively. These amounts include amounts due under long-term contracts of approximately $25.4 million and $23.8 million at December 31, 2003, and 2002, respectively. Accounts receivable also include retainages of approximately $246,000 and $2.8 million at December 31, 2003, and 2002, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable, net" in the consolidated balance sheets at December 31, 2003, and 2002, of $13.8 million and $15.4 million, respectively.

NOTE 4 -- INTANGIBLE ASSETS

The Company's intangible assets include capitalized software development costs (included as a separate line in the consolidated balance sheets and discussed in Note 1) and other intangible assets, including patents and licenses (included in "Other assets, net" in the consolidated balance sheets).

At December 31, 2003, and 2002, the Company's intangible assets and related accumulated amortization consisted of the following:

	2003			2002		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
(in thousands)						
Capitalized software development	$ 54,423	$(24,903)	$29,520	$44,417	$(14,587)	$29,830
Other intangible assets	48,011	(39,694)	8,317	44,988	(32,522)	12,466
	$102,434	$(64,597)	$37,837	$89,405	$(47,109)	$42,296

The Company recorded amortization expense of $17.5 million and $15.5 million for the years ended December 31, 2003, and 2002, respectively. Based on the current intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years, and thereafter is as follows: $18 million in 2004, $6 million in 2005, $4 million in 2006, $3 million in 2007, $3 million in 2008, and $4 million thereafter.

NOTE 5 -- PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2003, and 2002, are summarized as follows (in thousands):

December 31,	2003	2002
Land and improvements (15-30 years)	$ 6,286	$ 8,291
Buildings and improvements (30 years)	83,080	76,621
Equipment, furniture, and fixtures (3-8 years)	63,963	80,258
	153,329	165,170
Allowances for depreciation	(102,230)	(114,352)
Totals	$ 51,099	$ 50,818

NOTE 6 -- FINANCIAL INSTRUMENTS

Information related to the Company's financial instruments, other than cash equivalents and stock investments in less-than-50%-owned companies, is summarized below.

Short-term Debt: The Company had no debt at December 31, 2003. At December 31, 2002, the Company had $169,000 in short-term debt. This debt was repaid in January 2003.

Convertible Debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary to Micrografx, Inc. ("Micrografx"), the Company received a $5.8 million convertible subordinated debenture due on March 31, 2002. Due to financial and operational difficulties being experienced by Micrografx, the Company wrote off the value of this debenture, $5 million in 2000 and the remaining $797,000 in 2001. The 2001 write-off is included in "Other income (expense), net" in the 2001 consolidated statement of income.

On October 31, 2001, Corel Corporation, a Canadian software company, purchased Micrografx. In order to facilitate this purchase, the Company agreed to accept $3.8 million, plus accrued interest of $485,000, for complete settlement of its convertible subordinated debenture. The total settlement is included in "Other income (expense), net" in the 2001 consolidated statement of income.

Stock Warrant: As part of the proceeds of the October 1999 sale of its VeriBest business segment, the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics at a price of $15 per share. The warrant was subsequently valued at $300,000 using the Black-Scholes option pricing model as of the date of sale of VeriBest. The Company sold the warrant to Mentor Graphics for $2 million in October 2001. A gain of $1.7 million was recognized on the sale and recorded as a component of "Other income (expense), net" in the 2001 consolidated statement of income.

Forward Exchange Contracts: At December 31, 2003, and 2002, the Company had no forward exchange contracts outstanding. The Company is not currently hedging any of its foreign currency risks.

NOTE 7 -- DEBT AND LEASES

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was approximately $15.8 million in 2003, $16.8 million in 2002, and $18.3 million in 2001. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

	Operating Lease Commitments
(in thousands)	
2004	$11,954
2005	7,290
2006	4,959
2007	3,273
2008	1,374
Thereafter	22,866
Total future minimum lease payments	$51,716

At December 31, 2003, the Company had no debt.

In September 2002, in order to reduce the cost of issuing letters of credit, the Company established a $12.5 million credit line with Wells Fargo Bank to cover its outstanding letters of credit secured by $15 million of interest-bearing securities. This credit line was reduced on January 20, 2004, to $6 million secured by $8.2 million of interest-bearing securities. Under this arrangement, the Company earns interest on the securities and withdrawal of securities is allowed, but the Company is required to maintain a level of securities sufficient to cover total outstanding letters of credit (which totaled $4.9 million at December 31, 2003, and $10.9 million at December 31, 2002).

NOTE 8 -- SUPPLEMENTARY CASH FLOW INFORMATION

Changes in other assets and liabilities, net of the effects of business acquisitions and divestitures, in reconciling net income to net cash provided by operations are as follows:

Year Ended December 31,	2003	2002	2001
(in thousands)			
(Increase) decrease in:			
Accounts receivable, net	$ 9,474	$10,536	$15,409
Inventories, net	4,309	3,601	352
Other current assets	8,719	(3,641)	12,330
Increase (decrease) in:			
Trade accounts payable	5,583	(5,301)	(11,690)
Accrued compensation and other accrued expenses	1,135	(12,876)	(18,940)
Refundable income taxes	(5,069)	(97)	3,753
Billings in excess of sales	1,455	4,101	(7,645)
Net changes in other assets and liabilities	$25,606	$ (3,677)	$ (6,431)

Cash payments for income taxes were approximately $41.2 million, $20.8 million, and $8.3 million in 2003, 2002, and 2001, respectively. Cash payments for interest in those years totaled approximately $171,000, $338,000, and $2 million, respectively.

Significant non-cash investing and financing transactions in 2003 included a $5.2 million tax benefit on disqualified dispositions of employee stock options and $1.9 million of accrued expenses related to the modified Dutch auction tender offer.

For 2002, significant non-cash investing and financing transactions include a $27.3 million favorable mark-to-market adjustment on the Company's investment in 3Dlabs Inc., Ltd. ("3Dlabs"), offset by a reclassification adjustment of $16.6 million upon the sale of its investment in 3Dlabs stock. (See Note 9 for additional details on comprehensive income). In addition, in second quarter 2002, the Company sold its shares in 3Dlabs to Creative Technology Ltd. ("Creative"), receiving Creative stock valued at $26.8 million as partial consideration. Disqualified dispositions of employee stock options during 2002 resulted in a $4.3 million tax benefit.

Significant non-cash investing and financing transactions in 2001 included the receipt of common stock with a value of approximately $10 million as additional consideration for the sale of the Company's Intense3D graphics accelerator division, offset by a $2.7 million unfavorable mark-to-market adjustment. The mark-to-market adjustment is included in "Accumulated other comprehensive loss" in the December 31, 2001, consolidated balance sheet. Also included in 2001 is a $10.1 million increase to a note receivable as additional consideration for the fourth quarter 2000 sale of its civil, plotting, and raster product lines.

See Note 17 for further details regarding the Company's acquisitions and divestitures during the three-year period ended December 31, 2003.

NOTE 9 -- COMPREHENSIVE INCOME

Comprehensive income is computed as follows:

Year Ended December 31,	2003	2002	2001
(in thousands)			
Net income	$23,207	$377,752	$19,942
Unrealized holding gains (losses) arising during the period	1,170	22,724	(3,287)
Reclassification adjustment for realized gains included in net income	(812)	(12,146)	---
Translation adjustment for financial statements denominated in a foreign currency	13,091	9,366	(1,385)
Comprehensive income	$36,656	$397,696	$15,270

The 2003 and 2002 unrealized holding gains are shown net of $437,000 and $2.4 million, respectively, in taxes. There was no income tax effect related to the items included in other comprehensive income for the year 2001. See Note 11 for details of the Company's tax position, including its net operating loss carryforwards and policy for reinvestment of subsidiary earnings.

NOTE 10 -- RESTRUCTURING CHARGES

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company applied this standard subsequent to December 31, 2002, as reflected in the following section.

In 2003, the Company recorded $4 million in restructuring costs in an effort to realign costs with revenues in certain areas of the Company's business. These expenses are reflected in "Restructuring charges (credits)" in the 2003 consolidated statement of income. The Corporate business segment recorded $2.5 million in restructuring expense for employee severance benefits and the termination of several operating leases. The IMGS business segment recorded $1.5 million in restructuring expense for severance. All restructuring activities were completed by December 31, 2003. One-time severance benefits totaled $2.9 million, of which $432,000 was paid prior to December 31, 2003. Lease termination costs totaled $1 million, and other associated costs were $23,000, all of which will be paid subsequent to 2003. At December 31, 2003, the total remaining accrued liability for 2003 restructuring was $3.5 million and is reflected in "Other accrued expenses" in the Company's consolidated balance sheets.

In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities and Communications business with the IMGS business segment. Severance costs associated with the business reorganization totaled almost $1.6 million. The remaining restructuring costs consisted of accruals for idle building space. These expenses are reflected in "Restructuring charges (credits)" in the 2002 consolidated statement of income. Cash outlays in 2003 and 2002 approximated $1.9 million and $38,000, respectively. Currency translation decreased the remaining 2003 liability by $97,000. At December 31, 2003, and 2002, the total remaining accrued liability for 2002 restructuring was $119,000 and $2.1 million, respectively, and is reflected in "Other accrued expenses" in the Company's consolidated balance sheets.

Although no restructuring efforts were implemented in 2001, severance liabilities of $384,000 related to restructuring efforts from 2000 were reversed in response to unanticipated attrition. This expense reversal is reflected in "Restructuring charges (credits)" in the 2001 consolidated statement of income.

In first quarter 2004, the Company expects to record $1.2 million in restructuring charges as a result of realignment in the PPO business segment. The Company does not anticipate any further restructuring charges to be recorded during 2004 as long as the Company remains on its 2004 plan.

NOTE 11 -- INCOME TAXES

The components of income from operations before income taxes and minority interest are as follows:

Year Ended December 31,	2003	2002	2001
(in thousands)			
U.S.	$14,916	$463,487	$18,010
International	13,301	5,685	10,908
Income from operations before income taxes and minority interest	$28,217	$469,172	$28,918

Income tax benefit (expense) from operations consists of the following:

Year Ended December 31,	2003	2002	2001
(in thousands)			
Current benefit (expense):			
Federal	$ (579)	$(64,797)	$(2,008)
State	3,388	(15,809)	(387)
International	(5,844)	(1,828)	(6,028)
Total current	(3,035)	(82,434)	(8,423)
Deferred benefit (expense):			
Federal	(2,138)	(6,665)	(103)
State	(41)	(1,064)	(9)
International	204	(972)	35
Total deferred	(1,975)	(8,701)	(77)
Total income tax expense	$(5,010)	$(91,135)	$(8,500)

Deferred income taxes included in the Company's consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,	2003	2002
(in thousands)		
Current Deferred Tax Assets (Liabilities):		
Inventory reserves	$ 4,049	$8,882
Vacation pay and other employee benefit accruals	4,861	3,923
Other financial statement reserves, primarily allowance for doubtful accounts and warranty	4,198	5,519
Profit on uncompleted sales contracts	(748)	(827)
Other current tax assets and liabilities, net	7,295	3,452
	19,655	20,949
Less asset valuation allowance	(16,410)	(12,934)
Total net current asset [(1)]	3,245	8,015
Noncurrent Deferred Tax Assets (Liabilities):		
Net operating loss and tax credit carryforwards:		
U.S. federal and state	---	---
International operations	24,752	21,229
Depreciation	(5,978)	(5,350)
Capitalized software development costs	(10,909)	(11,833)
Other noncurrent tax assets and liabilities, net	1,122	(3,142)
	8,987	904
Less asset valuation allowance	(22,452)	(17,164)
Total net noncurrent liability	(13,465)	(16,260)
Net deferred tax asset (liability)	$(10,220)	$(8,245)

[(1)] *Included in "Other current assets" in the consolidated balance sheets.*

The valuation allowance for deferred tax assets increased by $8.8 million primarily due to an increase in international net operating losses and other international deferred assets for which no benefit is currently recognized. The valuation allowance for 2003 consists primarily of reserves against the deferred tax assets of international operations. If realized, these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 2003, the Company had international net operating loss carryforwards totaling approximately $74 million that expire as follows:

December 31, 2003	International Net Operating Loss Carryforwards
(in thousands)	
Expiration:	
3 years or less	$ 5,000
4 to 5 years	19,000
6 to 10 years	900
Unlimited carryforward	49,100
Total	$74,000

A reconciliation from income tax expense at the U.S. federal statutory tax rate of 35% to the Company's income tax expense from operations is as follows:

Year Ended December 31,	2003	2002	2001
(in thousands)			
Income tax expense at federal statutory rate	$(9,876)	$(164,210)	$(10,121)
Tax effect of U.S. tax loss carried forward	---	71,670	2,619
Tax effect of U.S. tax credits carried forward	---	10,882	---
State income taxes, net of federal tax benefit	1,916	(10,276)	(257)
Tax effects of international operations, net	(1,267)	(809)	(1,844)
Tax effect of audit settlements	4,112	---	---
Tax effect of tax-exempt investments	825	---	---
Other, net	(720)	1,608	1,103
Income tax expense	$(5,010)	$ (91,135)	$ (8,500)

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2003, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $45 million. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding of approximately $3.1 million would be payable if all previously unremitted earnings as of December 31, 2003, were remitted to the U.S. Company.

NOTE 12 -- STOCK-BASED COMPENSATION PLANS

The Intergraph Corporation 2002 Stock Option Plan was approved by shareholders in May 2002. Under this plan, the Company reserved a total of 2,000,000 shares of common stock to grant as options to key employees of which no more than 400,000 can be granted as restricted stock. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 25% per year, with full vesting on the fourth anniversary date of the grant. Options to purchase 316,000 shares of the Company's common stock were granted in 2003. At December 31, 2003, 1,519,000 shares were available for future grants. In 2003, the Company issued 75,000 shares of restricted stock at the quoted market price on the date of grant. The cost of the restricted stock is being amortized over the vesting period of 4 years.   The amortization expense for 2003 was $152,000.

The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 5,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. There were no options granted in 2003, however, options to purchase 20,000, and 245,000 shares of the Company's common stock were granted in 2002 and 2001, respectively, under this plan. During 2003, 193,249 shares expired, and at December 31, 2003, there were no shares available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Board who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new non-employee director is similarly granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each non-employee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company's common stock. Options to purchase 12,000, 10,500, and 9,000 shares of the Company's common stock were granted in 2003, 2002, and 2001, respectively, under this plan. At December 31, 2003, 193,000 shares were available for future grants.

Under the 2000 Intergraph Corporation Employee Stock Purchase Plan, 3,000,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase stock, each participant may have up to 10% of his or her pay (not to exceed $25,000 in any offering period) withheld through payroll deductions. All full-time employees of the Company are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 79,850, 107,806, and 147,478 shares of stock in 2003, 2002, and 2001, respectively, under the 2000 and predecessor plans. At December 31, 2003, 2,498,513 shares were available for future purchases.

Under the methodology of SFAS No.123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.04 years after vest date in 2003 (1 year in 2002 and 1.09 years in 2001) and 27% expected volatility over the life of the options issued in 2003 (81% in 2002 and 73% in 2001). In 2003, Intergraph changed the method of determining the future volatility rate of the Company's common stock. The Company believes that using the future volatility rate implied in the trading of options on the Company's common stock, both calls and puts, is a better indicator of the expected future volatility of the Company's stock price than using historical performance of the Company's stock price. The higher volatility rate assumptions used for 2002 and 2001 were based upon historical performance of stock options over the prior 8-year period. Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk-free rates of return were determined separately for each of the serial vesting periods of the options and ranged from .98% to 3.19% in 2003, .92% to 4.47% in 2002, and 3.32% to 4.57% in 2001.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because the subjectivity of assumptions can materially affect estimates of fair value, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Shares issued under the Company's stock purchase plan were valued at the difference between the market value of the stock and the discounted purchase price of the shares on the date of purchase. The date of grant and the date of purchase coincide for this plan.

The weighted average grant date fair values of options granted to employees under all stock option plans during 2003, 2002, and 2001 were $4.91, $9.62, and $6.92, respectively. During 2003, options were granted under these plans at exercise prices equal to the market value of the Company's stock on the date of grant.

Activity in the Company's fixed stock option plans for each year in the three-year period ended December 31, 2003, is summarized as follows:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,727,385	$ 6.72	4,635,393	$ 6.44	5,453,510	$ 6.29
Granted at price equal to market value	328,000	21.48	120,500	16.99	254,000	11.81
Exercised	(1,157,114)	6.25	(966,946)	6.82	(344,555)	6.85
Forfeited	(236,249)	6.35	(61,562)	5.68	(727,562)	6.85
Outstanding at end of year	2,662,022	$ 8.79	3,727,385	$ 6.72	4,635,393	$ 6.44
Exercisable at end of year	902,552	$ 6.91	1,192,260	$ 6.88	1,112,337	$ 7.88

Further information relating to stock options outstanding at December 31, 2003, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 5.313 to $ 5.813	1,822,835	6.14 years	$ 5.53	666,335	$ 5.48
$ 5.875 to $ 9.250	96,312	4.71 years	7.89	76,312	7.76
$10.125 to $12.700	269,375	5.85 years	11.59	127,625	11.38
$14.000 to $21.600	245,500	8.76 years	17.34	32,250	16.84
$21.900 to $21.900	150,000	9.57 years	21.90	---	---
$23.870 to $23.870	3,000	9.77 years	23.87	---	---
$24.380 to $24.380	75,000	9.78 years	24.38	---	---
	2,662,022	6.60 years	$ 8.79	902,522	$ 6.91

NOTE 13 -- EMPLOYEE BENEFIT PLANS

The Intergraph Corporation Stock Bonus Plan ("Stock Bonus Plan") was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Stock Bonus Plan to qualify it as an employee stock ownership plan (ESOP). The Company made contributions to the Stock Bonus Plan in amounts determined at the discretion of the Board, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation.

In December 2000, the Board resolved to terminate the Stock Bonus Plan effective for the plan year ending December 31, 2000, and to amend the Intergraph Corporation SavingsPlus Plan ("SavingsPlus Plan") to permit the Company to make discretionary profit sharing contributions to it. During 2002, the Company received a favorable determination letter from the Internal Revenue Service and a "no action" letter from the SEC. Upon receipt of both favorable responses, each Stock Bonus Plan participant was entitled to receive a lump sum distribution of their account balance (subject to income tax liability and withholdings) or to rollover the account balance into an Individual Retirement Account or other qualified plan. The distribution of Stock Bonus Plan assets commenced on May 16, 2002, for a period of four months, and expired on September 16, 2002. The lost participants' shares and remaining cash were transferred to a trust fund held by a Trustee effective December 31, 2002. As of December 31, 2003, there were 1,371 lost participants with account balances in the Stock Bonus Plan, of which 382 participants owned approximately 29,000 shares of Intergraph common stock. Additional cash balances held in the trust fund on behalf of lost participants totaled approximately $900,000.

In 1990, the Company established the SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. As of January 1, 2004, employees may elect to contribute up to 75% of their compensation to the SavingsPlus Plan, subject to dollar limitations contained in the Internal Revenue Code, up from the previous limit of 25%. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the Company to the SavingsPlus Plan were $3.1 million, $3 million, and $2.6 million, in 2003, 2002, and 2001, respectively.

The Company maintains various retirement benefit plans for the employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. The Company's contributions to these plans totaled approximately $4.1 million, $3.2 million, and $3 million in 2003, 2002, and 2001, respectively.

NOTE 14 -- SHAREHOLDER RIGHTS PLAN

In March 2002, the Board approved an amendment to the Shareholder Rights Plan and declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $65, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board at a price of $0.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board under certain circumstances. The Rights expire on March 5, 2012.

In connection with the March 2002 amendment of the Rights Agreement, the Board appointed a committee of directors to serve as the Rights Agreement Review Committee. The principal responsibility of the committee is to review the Rights Agreement, when, and as, the committee deems appropriate; provided that the first review shall occur not later than three years from the date of the amended Rights Agreement and subsequent reviews shall occur not later than three years from the date of the most recent review. On January 28, 2004, the Board appointed the Corporate Governance Committee to serve as and assume the duties of the Rights Agreement Review Committee.

NOTE 15 -- SEGMENT INFORMATION

The Company's current operations are divided into four business segments along with a Corporate oversight function. The four core business segments are PPO, IMGS, ISG, and IPS. The Company's reportable segments are strategic business units that are organized by the types of products sold and the specific markets served. Each is discussed in further detail below.

PPO supplies integrated lifecycle software solutions for the design, construction, and operation of process and power plants, offshore rigs, and ships. This division offers applications that span shipbuilding, plant design and visualization, materials procurement and management, plant operations, and engineering information management.

IMGS is a geospatial solutions provider for the following markets: local, regional, federal, and national governments; transportation; utilities; communications; commercial remote sensing and photogrammetry; and military and intelligence. In October 2002, Intergraph purchased the remaining 40% minority interest in Z/I Imaging. At the completion of the transaction, Z/I Imaging became an Intergraph wholly owned subsidiary and was combined with IMGS. In addition, the former Utilities and Communications business was also combined into IMGS.

ISG provides professional services, specially developed software and hardware, and commercial off-the-shelf products to federal, state, and local governments, and to commercial customers.

IPS develops computer graphics-based systems designed for public safety agencies, commercial fleet operations, campus, military base, and airport security. IPS systems are complete, integrated solutions for command and control, deployment, tracking, information gathering, analysis, and records management.

The Corporate segment includes revenues and costs for Teranetix (a provider of commercial repair and logistics services), international hardware maintenance, and general Corporate functions. Operating expenses for Corporate consist of oversight costs associated with the offices of Chief Executive Officer, Chief Financial Officer, Treasurer, Strategic Planning, General Counsel, the Board of Directors, internal and external audit, other costs that are directly the result of Intergraph being a publicly held company, and residual costs of exiting the hardware business, including management of warranty reserves and a repair depot.

The Company evaluates the performance of its business segments based on revenue and income (loss) from operations. The accounting policies of the reportable segments are consistent across segments and are the same as those used in preparation of the consolidated financial statements of the Company as described in Note 1. Sales between the business segments are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar products and services to unrelated buyers.

The following table sets forth revenues and operating income (loss) by business segment for the years ended December 31, 2003, 2002, and 2001, together with supplementary information related to depreciation and amortization expense attributable to the business segments. The information in the table for 2002 and 2001 has been reclassified to provide comparability with the current-year presentation.

Year Ended December 31,	2003	2002	2001
(in thousands)			
Revenues:			
PPO:			
Unaffiliated customers	$130,660	$120,321	$110,915
Intersegment revenues	2,158	3,763	5,563
	132,818	124,084	116,478
IMGS:			
Unaffiliated customers	203,843	187,140	211,268
Intersegment revenues	6,114	7,932	11,436
	209,957	195,072	222,704
ISG:			
Unaffiliated customers	119,178	122,375	127,492
Intersegment revenues	1,752	4,614	6,646
	120,930	126,989	134,138
IPS:			
Unaffiliated customers	63,489	61,147	60,928
Intersegment revenues	3,661	2,447	18
	67,150	63,594	60,946
Corporate:			
Unaffiliated customers	10,092	10,094	21,458
Intersegment revenues	2,652	3,046	12,343
	12,744	13,140	33,801
	543,599	522,879	568,067
Eliminations	(16,337)	(21,802)	(36,006)
Total Revenues	$527,262	$501,077	$532,061
Operating income (loss):			
PPO	$ 15,971	$ 18,979	$ 6,799
IMGS	3,848	(2,052)	6,085
ISG	8,080	5,946	10,004
IPS	14,377	14,583	8,232
Corporate	(27,724)	(23,304)	(19,027)
Eliminations	---	279	---
Total	$ 14,552	$ 14,431	$ 12,093
Depreciation and amortization expense:			
PPO	$ 11,406	$ 10,247	$ 8,179
IMGS	7,951	5,711	3,343
ISG	1,429	1,018	1,323
IPS	1,245	3,230	5,092
Corporate	3,678	5,006	8,287
Total depreciation and amortization expense	$ 25,709	$ 25,212	$ 26,224

Significant profit and loss items that were not allocated to the segments and not included in the segment analyses above include net intellectual property income of $5.8 million in 2003 and $434.5 million in 2002, and net intellectual property expense of $4 million in 2001; gains on sales of assets of $3.4 million, $17.2 million, and $11.2 million in 2003, 2002, and 2001, respectively; and interest income of $6.6 million, $6.9 million, and $7.4 million in 2003, 2002, and 2001, respectively.

The Company does not evaluate performance or allocate resources based on assets.

Revenues from the U.S. government were $137.1 million in 2003, $136.9 million in 2002, and $143 million in 2001, representing approximately 26%, 27%, and 27% of total revenue in 2003, 2002, and 2001, respectively. The majority of these revenues are attributed to the ISG business segment. The U.S. government was the only customer accounting for more than 15% of consolidated revenue in each year of the three-year period ended December 31, 2003.

International markets, particularly Europe and Asia, are important to each of the Company's business segments, except for ISG. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, worldwide political conditions, currency exchange fluctuations, and other factors. Following is a summary of third-party revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant, and equipment; capitalized software development costs; investments in affiliates; and other non-current assets. Assets have been allocated to geographic areas based on their physical location.

	Revenues			Long-lived Assets, Net		
	2003	2002	2001	**2003**	2002	2001
(in thousands)						
United States	**$277,372**	$285,881	$281,734	**$ 85,552**	$ 97,112	$115,920
Europe	**160,727**	128,640	146,406	**12,365**	18,161	10,291
Asia Pacific	**47,017**	49,843	49,243	**1,675**	1,511	3,067
Other International	**42,146**	36,713	54,678	**3,026**	1,453	2,239
Total	**$527,262**	$501,077	$532,061	**$102,618**	$118,237	$131,517

NOTE 16 -- RELATED PARTY TRANSACTIONS

BSI: The Company owns a 32% equity position in BSI, the developer and owner of MicroStation, a software product for which the Company is a nonexclusive distributor. Under the Company's distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company's purchases from BSI were approximately $1.5 million in 2003, $1.9 million in 2002, and $1.3 million in 2001. At December 31, 2003, 2002, and 2001, the Company had amounts payable to BSI of approximately $622,000, $660,000, and $560,000, respectively. The Company's sales to BSI were approximately $157,000 in 2003, $531,000 in 2002, and $1.1 million in 2001. Outstanding trade receivables from BSI were $582,000, $1.1 million, and $407,000, respectively at December 31, 2003, 2002, and 2001. As a result of the Company's sale of its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI in 2000, the Company recorded a long-term note receivable as partial consideration. The balance of this note receivable was $8.1 million at December 31, 2003, and $9.7 million at December 31, 2002. This non-trade receivable is included in "Other current assets" in the Company's consolidated balance sheets. See further discussion of BSI transactions in Note 17.

3Dlabs and Creative: In July 2000, the Company sold the Intense3D graphics accelerator division to 3Dlabs for equity ownership interest of approximately 19.7% in 3Dlabs. Under its agreement with 3Dlabs, the Company served as intermediary between 3Dlabs and SCI, a wholly-owned subsidiary of SCI Systems, Inc., the Company's contract manufacturer, for manufacturing performed by SCI for 3Dlabs. The Company earned no margin on the inventory purchased from SCI and sold to 3Dlabs, and recorded no associated revenues or cost of revenues in its results of operations. Gross billings to 3Dlabs during 2001 totaled $17.8 million. At December 31, 2001, the Company's receivables from 3Dlabs for inventory purchased on its behalf totaled $1.5 million. In 2001, this obligation to serve as intermediary expired. Since the date of the expired agreement, the Company provided services to 3Dlabs, including repair, test, and inventory hub services at a profit. In March 2002, Creative acquired 3Dlabs, and the Company retained a 3% ownership interest in Creative. In July 2002, the Company sold part of its investment in Creative. For 2002, the Company's sales to 3Dlabs totaled $229,000, purchases from 3Dlabs totaled $407,000, and an outstanding trade receivable totaled $57,000. In July 2003, the Company sold its remaining investment in Creative. For 2003, the Company's sales to 3Dlabs, a division of Creative, totaled $207,000, and an outstanding trade receivable totaled $17,000. See further discussion of 3Dlabs and Creative in Note 17.

Atheeb: In 2001, the Company sold Intergraph Middle East, Ltd. ("IMEL"), and its Saudi Arabian operations to the distributorship of Atheeb, retaining a 20% ownership interest. Purchases from Atheeb totaled $444,000 for 2003 and $138,000 for 2002. There were no purchases for 2001. Total payables to Atheeb at December 31, 2003, and 2002 were $284,000 and $138,000, respectively. Sales to Atheeb totaled $2.5 million for 2003, $2.4 million for 2002, and $383,000 for 2001. Related trade receivables from Atheeb at December 31, 2003, 2002, and 2001, were $1.5 million, $1.1 million, and $345,000, respectively.

NOTE 17 -- ACQUISITIONS AND DIVESTITURES

3Dlabs and Creative: On July 21, 2000 (but effective July 1, 2000), the Company sold the Intense3D graphics accelerator division to 3Dlabs, a supplier of integrated hardware and software graphics accelerator solutions for workstations and design professionals. As initial consideration for the acquired assets, 3Dlabs issued 3,588,060 of its common shares to the Company, subject to a registration rights agreement and a three-year irrevocable proxy granted to 3Dlabs, with an aggregate market value of approximately $13.2 million on the date of closing. Approximately fifteen percent of these shares were placed in escrow to cover any potential claims against the Company by 3Dlabs. In December 2000, the Company recorded a receivable of $8.6 million for additional consideration due from 3Dlabs, as a result of an earn-out provision in the agreement. The Company considered this amount to be the minimum earn-out due from 3Dlabs and, as such, recorded a gain of approximately $15.7 million in its 2000 results of operations based on the initial proceeds from the sale and this estimated minimum earn-out.

On March 31, 2001, the Company recorded an additional $581,000 gain as a result of the final calculation and settlement of the earn-out provisions. This gain is included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. The total earn-out of $10 million was paid to the Company in the form of 7,591,285 shares of 3Dlabs stock (valued at $10 million) increasing Intergraph's ownership to approximately 37%. These shares had a three-year irrevocable proxy that prevented the Company from having any voting rights; therefore, this investment was not accounted for using the equity method. As a result of the final earn-out settlement, all contingencies and related transitional services associated with the sale of Intense3D were satisfied.

In March 2002, the shares in escrow were released and valued at approximately $2 million. On March 11, 2002, 3Dlabs signed a definitive agreement with Creative to be acquired for $3.60 per share, with two-thirds to be converted into Creative stock and one-third in cash. In the second quarter of 2002, the Company's 3Dlabs stock was sold to Creative for 2,291,765 shares of Creative stock (valued at $26.8 million) and $13.4 million in cash. In third quarter 2002, 788,655 of these shares were sold for $7.9 million, and a loss of $1.3 million was recorded. These amounts are reflected as "Net proceeds from sales of assets" in the 2002 consolidated statement of cash flow. At December 31, 2002, the remaining 1,503,110 shares represented a 2% ownership in Creative with a market value of $10.6 million. Until December 2002, the Company maintained its investment in Creative at market value, with any unrealized holding gains or losses recorded as a component of "Accumulated other comprehensive income (loss)" in the consolidated balance sheets. In December 2002, this impairment in value was determined to be "other than temporary" and a write-down in the carrying value of the stock of approximately $7 million was recognized in the 2002 consolidated statements of income and cash flows.

In July 2003, the Company sold its remaining investment in Creative for $12.4 million proceeds. The amount received is shown as "Net proceeds from sales of assets" in the 2003 consolidated statement of cash flow. The resulting gain of $1.8 million is reflected in "Gains on sales of assets" in the 2003 consolidated statements of income and cash flows.

Z/I Imaging: On October 17, 2002, but effective October 1, 2002, the Company purchased the remaining 40% ownership interest of Z/I Imaging (formerly a 60%-owned and consolidated subsidiary of the Company) from Zeiss. The Company transferred certain reconnaissance camera assets and paid $6 million, net, in cash. The film-based commercial mapping cameras and the newly introduced Digital Mapping Camera remain a part of Z/I Imaging.

MARIAN: In January 2001, the Company acquired the MARIAN materials management business unit from debis Systemhaus Industry GmbH of Germany for a purchase price consisting of 1.5 million euros paid at closing and additional payments due March 1, 2002, and 2003, to be calculated as 15% of the annual revenues earned by the Company from the sale of MARIAN products in 2001 and 2002. The Company's payment at closing approximated $1.8 million and is included in "Business acquisitions, net of cash acquired" in the Company's 2001 consolidated statement of cash flows. Additional payments as noted above were $793,000 and $460,000, for 2003 and 2002, respectively, and are also included in "Business acquisitions, net of cash acquired" in the Company's 2003 and 2002 consolidated statements of cash flows. The Company accounted for the acquisition as a purchase of the intangible assets (amortized over a useful life of two years) and software rights (of which the intangible assets are amortized over a useful life of four years and the maintenance contract is amortized over a useful life of three years). The unamortized balance, approximately $1.1 million at December 2003, and $1.9 million at December 31, 2002, is included in "Other assets, net" in the Company's consolidated balance sheets. The accounts and results of operations of MARIAN are combined with PPO.

Middle East: In first quarter 2001, the Company announced its intention to sell its Middle East operations and convert them into distributorships. In April 2001, the Company closed the sales of its operations in Turkey and Kuwait. Effective July 2001, the Company closed the sale of its Saudi Arabian operation and recorded a $680,000 gain. The Company also completed the sale of IMEL, based in Dubai, United Arab Emirates, in second quarter 2002. This sale was effective October 2001, and an impairment reserve of $150,000 was recorded in third quarter 2001 in anticipation of the loss on the IMEL sale. The gain on Saudi Arabia, net of the IMEL impairment reserve, is included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. Upon completion of the IMEL sale, the Company no longer has any subsidiaries in the region and does business through distributors. The Company has retained responsibility for some of the Middle East contracts in effect at the date of the sale. None of the Middle East operations were material to the Company, and the Company believes the sale of these operations will not have a material impact on the Company's consolidated operating results or cash flows.

Singapore: On November 30, 2000, the Company sold its Singapore subsidiary for approximately $2.7 million, primarily in the form of a long-term note receivable. Originally, the consideration became due in varying installments beginning June 30, 2001, and ending December 31, 2004. Payments were received in 2003, 2002, and 2001 for $650,000, $800,000, and $200,000, respectively, and are included in "Net proceeds from sales of assets" in the Company's consolidated statements of cash flows. In November 2003, the payment schedule was amended to extend payment terms through September 2005. At December 31, 2003, and 2002, the balances on the notes in the consolidated balance sheets include approximately $644,000 and $671,000, respectively, in "Other current assets" and $340,000 and $842,000, respectively, in "Other assets, net." The Company will continue to sell products into Singapore and related territories through a distributor arrangement with the purchaser.

IDS: In March 2003, the IMGS business segment sold its aeronautical IP assets to Ingegneria Dei Sistemi S.p.a. in Rome, Italy for a purchase price of $1.3 million, in the form of a short-term note receivable, with payments initially due through October 2003. A resulting gain of $1.1 million is included in the Company's 2003 consolidated statements of income and cash flow. Total payments of $1.1 million are included in the 2003 consolidated statement of cash flow as "Net proceeds from sales of assets." The final payment owed was received in January 2004.

BSI: On December 27, 2000, the Company sold its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI for initial proceeds of approximately $24.6 million, consisting of $13.6 million in cash and an $11 million note due in quarterly installments through December 2003. In the first quarter of 2001, the Company reported an additional gain from the BSI transaction of approximately $4.2 million as the initial consideration for the sale, and the Company's note receivable from BSI was increased based upon a revised calculation of transferred and renewed maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. The agreement also provided for additional purchase price consideration based on renewals through December 1, 2001, of maintenance contracts related to the product lines. The Company recorded this additional purchase price consideration of $5.9 million in December 2001. The additional purchase price consideration resulted in gains of approximately $10.1 million, included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. These gains also resulted in an increase in the note of $10.1 million in the year 2001. The balance of the note receivable at December 31, 2003, and 2002, was $8.1 million and $9.7 million, respectively. This non-trade receivable is included in "Other current assets" in the consolidated balance sheets. Payments from BSI totaled $2.4 million, $9.2 million, and $5.1 million for 2003, 2002, and

2001, and are included in "Net proceeds from sales of assets" in the respective consolidated statements of cash flows. See Note 16 for a discussion of the Company's related party transactions with BSI.

In December 2002, the Company filed a declaratory judgment action against BSI, and BSI subsequently filed complaints against Intergraph in regard to this transaction. See Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for a discussion of this litigation.

NOTE 18 -- LITIGATION AND OTHER RISKS AND UNCERTAINTIES

The Company continues to pursue its patent litigation and licensing efforts. These matters are subject to known and unknown risks and uncertainties. Adverse developments with respect to these matters could materially adversely affect the Company's financial condition, results of operations, or prospects. See the information appearing under the heading "Cautionary Note Regarding Forward-Looking Statements" in MD&A for further discussion of these risks and uncertainties.

Intel Litigation: As further described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, the Company has had ongoing litigation with Intel Corporation ("Intel") since 1997. In April 2002, the Company and Intel reached an agreement during the course of court-ordered mediation that settled the Alabama litigation involving the Company's Clipper memory management patents ("Clipper patents"). Under the terms of the April 2002 settlement agreement, Intel paid $300 million to the Company in May 2002, the lawsuit pending in Alabama was dismissed, the companies signed a highly restricted cross-license agreement, and the Company assigned certain unrelated patents to Intel. The April 2002 settlement agreement does not require the Company to take any future actions or make any future payments, and specifically reserves the Company's right to enforce its Clipper patents against computer system companies, including customers of Intel. The settlement also addressed damages for the then pending patent infringement suit in Texas.

The Texas trial was held in July 2002 with final closing arguments in August 2002. On October 10, 2002, the Texas District Court (the "District Court") ruled that Intergraph's parallel instruction computing ("PIC") patents were valid, enforceable, and infringed by Intel's Itanium and Itanium 2 products. The District Court also ruled that the Company was entitled to an injunction on the sale, manufacture, and use of Intel's Itanium and Itanium 2 processors. On October 30, 2002, the District Court entered a "Final Judgment and Permanent Injunction" against Intel. Based on the findings of the District Court and the terms of the April 2002 settlement agreement, Intel paid $150 million to the Company in November 2002. Intel also appealed the District Court's findings to the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit").

The parties' appellate argument occurred before a three-judge panel of the Federal Circuit on December 1, 2003. On February 11, 2004, the Federal Circuit vacated the District Court's decision and remanded the case back to the District Court for further findings. The Federal Circuit ruled that the District Court erred in its construction of the patent claim term "pipeline identifier." In summary, the Federal Circuit concluded that a "pipeline identifier" must identify the ***specific*** processing pipeline -- not just a ***type*** of processing pipeline -- to which a computer instruction will be routed.

The Company believes that the $150 million payment received in November 2002 is non-refundable and that its efforts to protect its intellectual property are consistent with the terms of the April 2002 settlement agreement. The Company intends to pursue its infringement claims against Intel and its rights under the April 2002 settlement agreement. On February 23, 2004, the Company filed a motion requesting the District Court to set a case management conference. Thereafter, the District Court set a case management conference for March 17, 2004.

The Company recorded the $300 million settlement and the $150 million award (net of applicable legal fees and other associated litigation costs) as "Intellectual property income (expense), net" in the other income (expense) section of the 2002 consolidated statement of income.

Original Equipment Manufacturers ("OEM") Litigation: In 1997, the Company placed a number of computer system vendors on notice that it believed their products infringed the Clipper system patents. The Company continued to offer to negotiate a patent license with these system vendors, but such discussions were suspended as a result of the Company's litigation against Intel. The Company's lawsuit against Intel was filed in 1997 and settled in April 2002; however, the Intel settlement agreement did not include licenses for Intel's customers (the system vendors who combined an Intel processor with certain other non-Intel components). Rather, the Intel settlement agreement expressly excludes any license regarding the system vendors' sale of infringing computer systems and specifically records the Company's intention to seek payment for patent licenses from the system vendors. On December 16, 2002, the Company filed a patent infringement action against Dell Inc.™("Dell"), Gateway Inc.™, and Hewlett-Packard Co.™ ("HP") (including the former Compaq Computer Corporation™) in the U.S. District Court for the Eastern District of Texas ("OEM case") claiming that products from these computer vendors infringe three Clipper system patents owned by the Company (U.S. Patent Numbers 4,899,275, 4,933,835, and 5,091,846). These patents relate to computer system memory management technology.

The OEM case seeks unspecified damages for past infringement (including enhanced damages), a statutory patent injunction, prejudgment interest, costs, and attorneys' fees. The Company delayed serving the defendants with the lawsuit and engaged each defendant in licensing discussions. These licensing discussions were not successful, and the defendants were served on April 1, 2003. The case has been set for trial on August 2, 2004.

On May 28, 2003, HP filed a patent countersuit against the Company in the Northern District of California. HP also asked the Texas District Court to transfer the OEM case to the Northern District of California for consolidation with HP's countersuit. The Texas court denied HP's motion to transfer the Texas OEM case to California. HP's countersuit did not specify any accused infringing products or resulting damages, and was initially dismissed as legally defective. HP has since filed a corrected amended complaint asserting four separate patents against a variety of Intergraph products, including SmartPlant® 3D, IntelliShip™, SmartPlant®, SmartSketch, I/Mobile TC, and IntelliWhere. The Company filed a motion to have HP's California countersuit transferred to the Northern District of Alabama, which was subsequently denied. The Company has also filed third-party complaints against Microsoft Corporation, BSI, and Graphic Technologies Inc., adding them as co-defendants to the HP patent assertions. The Company has not determined what impact, if any, HP's countersuit may have on the Company's operations and cash flows. The Company will vigorously defend against HP's countersuit.

HP has also filed an amended answer and counterclaim in the OEM case, which alleges that Intergraph's patent assertions are a violation of the Sherman Antitrust Act. The Company has filed a motion to dismiss HP's antitrust counterclaims as a matter of law. The District Court has not yet ruled on Intergraph's motion to dismiss. The Company believes HP's antitrust counterclaim to be without merit, and will vigorously defend the same.

On June 21, 2003, Dell filed a counterclaim against Intel, adding them as a party to the OEM case. Intel filed a general denial to Dell's counterclaim. Dell also filed a motion to have its "Intel implied license" defense tried separately from the infringement case. Dell's motion to bifurcate was subsequently denied.

On January 28, 2004, Dell filed a motion for summary judgment alleging that the Company's Clipper patents system claims were prohibited by "patent exhaustion," as a result of the Company's settlement agreement with Intel. Subsequently, on February 26, 2004, Gateway filed a similar motion for summary judgment on the principle of "patent exhaustion." The principle of "patent exhaustion" prohibits a patent holder from receiving a double recovery for the use of an invention. Dell's and Gateway's motions allege that the Company fully recovered from Intel for their respective use of the Clipper system patents. The District Court has not ruled on Dell's or Gateway's motion, and the Company will vigorously defend against said motions.

On February 11, 2004, Intel filed a motion for partial summary judgment requesting the Court to determine whether computer systems including an Intel motherboard, chipset, and processor, were excluded from suit pursuant to Section 4.21 of the parties' settlement agreement. The Company has responded to Intel's motion. The District Court has not ruled on Intel's motion.

Texas Instruments Litigation: On January 30, 2003, the Company filed a patent infringement action against Texas Instruments Incorporated ("TI") in the U.S. District Court for the Eastern District of Texas ("TI case"). The TI case pertained to the Company's PIC patents, United States Patent Numbers 5,560,028, 5,794,003, and 6,360,313 B1, and states that such patents are infringed by TI's family of Digital Signal Processors marketed under the name TMS320C6000™. These devices are used as high-performance embedded controllers in consumer products. Their applications include audio and video encoders and decoders, broadband solutions, optical networking, telephony, voice processing, and wireless communications. TI subsequently asserted counterclaim patents in two separate legal actions. In September 2003, the Company and TI settled their respective patent disputes. As a result of this settlement, the parties dismissed all claims and suits against each other, and TI agreed to take a license to three Intergraph patents, which define key aspects of parallel instruction computing ("PIC"). The license established a royalty rate to be paid by TI for the use of Intergraph's PIC technology in its TMS320C6000™ family of processors. Pursuant to the terms of the license, TI elected to prepay the royalty as a one-time, $18 million lump sum payment, which the Company received in fourth quarter 2003.

Advanced Micro Devices Litigation: On January 15, 2004, Advanced Micro Devices ("AMD") filed a Declaratory Judgment Act ("DJA") patent action against the Company in the Northern District of California. AMD asserted that the Company's family of Clipper patents (U.S. Patent Nos. 4,860,192, 4,884,197, 4,899,275, 4,933,835 and 5,091,846) are either invalid, or not infringed by AMD's microprocessor products. The Company had previously engaged in patent licensing discussions with AMD without success. AMD's complaint alleges that a subpoena received from the Company's OEM case led them to believe that they were going to be sued and that the DJA was filed in response. No monetary damages are being sought by AMD.

BSI Litigation: In December 2002, the Company filed a declaratory judgment action against BSI in Madison County, Alabama. The action requests the Court to interpret the parties' asset purchase agreement and promissory note, and require BSI to specifically perform the repayment of the same. The asset purchase agreement and note were executed in conjunction with the sale of the Company's civil, plotting, and raster software product lines to BSI in 2000. BSI subsequently filed an initial action against the Company in Philadelphia, Pennsylvania, and thereafter filed a second action in Delaware alleging that the Company breached certain terms of the asset purchase agreement. BSI's Pennsylvania action was dismissed in March 2003, and BSI's Delaware action has effectively been stayed pending the Alabama action. In response, BSI has now asserted certain counterclaims against the Company in the pending Alabama action. These counterclaims are substantially the same as those claims asserted in its Delaware action. As with its prior actions, BSI did not specify an amount of damages in its Alabama counterclaims. The Company intends to vigorously pursue its claims against BSI and defend the claims asserted by BSI. The case is currently set for trial on April 12, 2004.

Other Litigation: The Company has other ongoing litigation, none of which is considered to represent a material contingency for the Company at this time; however, any unanticipated adverse developments in any of these proceedings could materially adversely affect the Company's results of operations, financial condition, or cash flows.

Other Risks and Uncertainties: The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company's products. Similarly, trademark rights held by the Company are used to preserve and protect the reputation of the Company's registered and unregistered trademarks. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Computer software technology is increasingly being protected by patents, and many companies, including the Company, are developing patent positions for software innovations. It is unknown at the present time whether various patented software technology will be made generally available under licenses, or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may require an unacceptably high cost via royalty arrangements. Patented software techniques that become de facto industry standards are among those that may raise costs or may prevent the Company from competing successfully in particular markets.

An inability to protect the Company's copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the markets in which the Company competes, could significantly reduce the Company's revenues and adversely affect its results of operations.

The Company has IP that is used in a variety of industries, including computers, consumer electronics, telecommunications, and electronics design. The Company defends the value of its IP portfolio through licensing and litigation. The Company remains actively engaged in licensing discussions, as well as patent litigation with several companies.

NOTE 19 -- SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
(in thousands except per share amounts)				
Year ended December 31, 2003:				
Revenues	$120,553	$127,347	$133,583	$145,779
Gross profit	56,601	61,585	65,969	69,030
Restructuring charges	---	---	---	3,952
Income from operations	4,235	2,859	5,485	1,973
Intellectual property income (expense), net	5,330	(4,335)	11,594	(6,805)
Gains (losses) on sales of assets	1,220	(65)	1,796	470
Net income	8,115	794	12,934	1,364
Net income per share:				
Basic	$ 0.18	$ 0.02	$ 0.28	$ 0.03
Diluted	$ 0.17	$ 0.02	$ 0.27	$ 0.03
Weighted average shares outstanding:				
Basic	46,200	46,275	46,190	43,553
Diluted	48,408	48,404	48,135	45,382
Year ended December 31, 2002:				
Revenues	$ 123,096	$ 122,570	$ 133,416	$ 121,995
Gross profit	55,820	58,843	59,967	59,210
Restructuring charges	---	---	---	2,106
Income from operations	5,073	2,918	3,261	3,179
Intellectual property income (expense), net	(3,154)	293,320	(1,215)	145,520
Gains (losses) on sales of assets	1,530	17,015	(1,331)	---
Net income	4,378	280,587	2,673	90,114
Net income per share:				
Basic	$ 0.09	$ 5.67	$ 0.06	$ 1.95
Diluted	$ 0.08	$ 5.37	$ 0.05	$ 1.85
Weighted average shares outstanding:				
Basic	49,954	49,506	46,311	46,245
Diluted	52,503	52,204	48,754	48,653

For complete descriptions of the net gains (losses) on sales of assets and restructuring charges included in the Company's results of operations, see Notes 10, 16 and 17 and "Gains on Sales of Assets" and "Restructuring Charges" included in MD&A.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Intergraph Corporation

We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries, at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Birmingham, Alabama
January 28, 2004,
except for Note 18, as to which the date is
February 26, 2004

DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board not to declare or pay cash dividends on its common stock.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market® ("NASDAQ") under the symbol INGR. As of January 31, 2004, there were 36,154,019 shares of common stock outstanding, held by 5,012 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on NASDAQ.

| | 2003 | | 2002 | |
Period	High	Low	High	Low
First Quarter	$18.79	$16.41	$17.95	$13.41
Second Quarter	23.25	17.30	19.73	12.98
Third Quarter	24.83	20.87	18.45	13.91
Fourth Quarter	26.77	23.07	20.00	16.21

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4991

INDEPENDENT AUDITORS

Ernst & Young LLP
1901 Sixth Avenue North
Suite 1900 AmSouth/Harbert Plaza
Birmingham, AL 35203

FORM 10-K

A copy of the Company's Form 10-K filed with the SEC is available without charge upon written request to: Investor Relations, Intergraph Corporation IW2003, Huntsville, AL 35894-0001, Phone (256) 730-2184.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 13, 2004, at 5 pm CST on the Corporate campus in Huntsville, Alabama.